                                                                  EXHIBIT (A)(7)

              [The Following Will Be Delivered by Electronic Mail]

Confirmation of Receipt:

   This message confirms that we have received your Letter of Transmittal relating to the offer by Avici Systems Inc. ("Avici") to exchange certain outstanding options held by you for restricted stock and new options to be issued under Avici's 2000 Stock Option and Incentive Plan, as amended.

   Pursuant to the Offer to Exchange and the Letter of Transmittal previously sent to you, you may withdraw the options that you have elected to exchange before the offer expires at 12:00 midnight, Eastern time on October 29, 2001, unless we extend such expiration date.

   Please note that this confirmation of receipt does not constitute a finding by Avici of the validity, accuracy or completeness of your Letter of Transmittal or the tender of your options. We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

                                          Thank you,

                                          Diane Brown